FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56
Corporate Registry ID (NIRE) 35.300.089.901

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON NOVEMBER 30, 2009

1. DATE, TIME AND PLACE: On November 30, 2009, at 5 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, nº 3.142, in the city and state of São Paulo.

2. CALL NOTICE: Published in the Official Gazette of the State of São Paulo (Business Section), on November 13, 14 and 17, 2009, on pages 10, 16 and 29, respectively, and in the Folha de São Paulo newspaper, on November 13, 14 and 16, 2009, pages B8, B3 and A14, respectively.

3. QUORUM: Shareholders representing more than two thirds of the voting capital stock, according to the signatures recorded in the respective Shareholders’ Attendance Book, therefore constituting the legal quorum required for conducting the Meeting.

4. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz, Secretary: André Haddad Rizk.

5. AGENDA: (a) to ratify the execution of the Management Outsourcing Agreement signed between the companies comprising Rede Duque, the Company and its subsidiary, Vancouver Empreendimentos e Participações Ltda., on October 9, 2009, pursuant to the Management Proposal; (b) to ratify the execution of the Purchase and Sale Agreement of Quotas of API SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., signed between Sé Supermercados Ltda., a Company subsidiary, and Abyara Planejamento Imobiliário S.A., on October 20, 2009, pursuant to the Management Proposal; (c) to approve the Management Proposal for conversion of up to three hundred and sixty-nine thousand and six hundred (369,600) class A preferred shares issued by the Company, currently held in treasury, into class B preferred shares, exclusively for payment of the share-based portion due to acceptors of the public offering of shares for the sale of share control of Globex Utilidades S.A., required pursuant to Article 254-A of Law 6,404/76; (d) to approve the Board of Directors’ Proposal to amend the caput of Article 19 of the Company’s By-Laws, concerning the replacement of the Development and Innovation Committee for the Sustainable Development Committee; and (e) to approve the removal of Jacques-Edouard Marie Charret from his position as member of the Company’s Board of Directors.

6. SUMMARY OF RESOLUTIONS: by unanimous vote of its attending members, those legally impeded abstaining from voting, the General Meeting resolved:

6.1. To ratify, pursuant to the Management Proposal of November 10, 2009, the execution of the Management Outsourcing Agreement signed between the companies comprising Rede Duque (“Rede Duque”), the Company and its subsidiary, Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), on October 9, 2009.

6.2. To ratify, pursuant to the Management Proposal of November 10, 2009, the execution of the Purchase and Sale Agreement of Quotas of API SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda. (“SPE”), signed between Sé Supermercados Ltda., a Company subsidiary, and Abyara Planejamento Imobiliário S.A., on October 20, 2009, and amended on October 30, 2009.

6.3. To approve the Management Proposal of October 19, 2009 regarding the conversion of up to three hundred and sixty-nine thousand and six hundred (369,600) class A preferred shares issued by the Company, currently held in treasury, into class B preferred shares, exclusively for payment of the share-based portion due to acceptors of the public offering of shares for the sale of share control of Globex Utilidades S.A., required pursuant to Article 254-A of Law 6,404/76 (“PTO”). The implementation of the current resolution is subject to the approval by the Brazilian Securities and Exchange Commission (“CVM’) of the application filed by the Company on October 19, 2009, mentioned in item 1.6 of the Management Proposal, as well to the registration of the PTO. After CVM’s due approvals, the Board of Directors will be authorized to take all measures necessary to implement the current resolution, including the ratification of the total number of class A preferred shares that might be converted into class B preferred shares.

6.4. To approve the Board of Directors’ Proposal of October 23, 2009, concerning amendment of caput of Article 19 of the Company’s By-Laws, for replacement of the Development and Innovation Committee for the Sustainable Development Committee.

6.4. (a). Due to the resolution approved in item 6.4 above, the caput of Article 19 of the Company’s Bylaws shall henceforth be in force with the following wording:

“ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Remuneration Committee; (ii) Finance Committee; and (iii) Sustainable Development Committee, which will be responsible for preparing proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned".

6.5. To approve the removal of Jacques-Edouard Marie Charret from his position as member of the Company’s Board of Directors, with this position remaining vacant for the time being.

7. DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposals of October 19, October 23 and November 10, 2009.

8. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up in the summary format, which were then read, approved and signed by all attending shareholders. São Paulo, November 30, 2009. Signatures: Abilio dos Santos Diniz – Chairman; André Haddad Rizk – Secretary.

Attending Shareholders: Wilkes Participações S.A., on its own behalf and in the capacity of beneficial owner of Sudaco Participações Ltda.’s voting rights, Casino Guichard Perrachon, Abílio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran).

This is a free English translation of the original instrument drawn up and in the Company’s records.

André Haddad Rizk
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 30, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.